CALCULATION OF FILING FEE TABLES

Schedule 14A
(Form Type)

Couchbase, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$1,587,747,931.88	0.0001531	$243,084.21
Fees Previously Paid		$0.00
Total Transaction Valuation		$1,587,747,931.88
Total Fees Due for Filing				$243,084.21
Total Fees Previously Paid				$0.00
Total Fee Offsets				$0.00
Net Fee Due				$243,084.21

[1] (1)

Aggregate number of securities to which transaction applies computed pursuant to Exchange Act Rule 0-11: As of close of business on July 10, 2025, the maximum number of shares of common stock of Couchbase, Inc. (“Couchbase”), par value $0.00001 per share (which we refer to as the “common stock”), to which this transaction applies is estimated to be 66,340,662, which consists of (a) 55,336,435 shares of common stock entitled to receive the per share merger consideration of $24.50; (b) 3,857,141 shares of common stock underlying stock options, which may be entitled to receive the per share merger consideration of $24.50 minus the applicable per share exercise price; (c) 4,259,675 shares of common stock underlying outstanding restricted stock units, which may be entitled to receive the per share merger consideration of $24.50; (d) a maximum of 568,469 shares of common stock underlying outstanding restricted stock units subject to performance-based vesting (assuming the shares are paid out at maximum level of performance), which may be entitled to receive the per share merger consideration of $24.50; (e) 2,213,592 additional shares of common stock reserved for future issuance pursuant to the employee stock purchase plan, which may be entitled to receive the per share merger consideration of $24.50; and (f) 105,350 shares of common stock underlying warrants, which may be entitled to receive the per share merger consideration of $24.50 minus the applicable per share exercise price.

(2)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of close of business on July 10, 2025, the underlying value of the transaction was calculated based on the sum of (a) the product of 55,336,435 shares of common stock and the per share merger consideration of $24.50; (b) the product of 3,857,141 shares of common stock underlying stock options and approximately $14.96 per share (which is the difference between the per share merger consideration of $24.50 and the weighted average exercise price of approximately $9.54 per share); (c) the product of 4,259,675 shares of common stock underlying restricted stock units and the per share merger consideration of $24.50; (d) the product of 568,469 shares of common stock underlying outstanding restricted stock units subject to performance-based vesting and the per share merger consideration of $24.50; (e) the product of 2,213,592 shares of common stock reserved for issuance under the employee stock purchase plan and the per share merger consideration of $24.50; and (f) the product of 105,350 shares of common stock underlying warrants and the per share merger consideration of $17.02 (which is the difference between the per share merger consideration of $24.50 and the exercise price of $7.48 per share).

(3)
In accordance with Section 14(g) of the Exchange Act and Exchange Act Rule 0-11, the filing fee was determined as the product of the proposed maximum aggregate value of the transaction multiplied by 0.00015310.